UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           ISTA PHARMACEUTICALS, INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    45031X105
                                ----------------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 2005
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 45031X105                                           Page 2 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR GROWTH CAPITAL LIMITED

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.  [ ]
                                             b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)     [  ]

6        Citizenship or Place of Organization

                  Guernsey

         Number of            7      Sole Voting Power
           Shares                          2,001,896
        Beneficially
          Owned By            8      Shared Voting Power
           Each                            0
         Reporting
          Person              9      Sole Dispositive Power
           With                            2,001,896

                              10     Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,001,896

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  7.78%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 45031X105                                           Page 3 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR AB

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.  [ ]
                                             b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)     [  ]

6        Citizenship or Place of Organization

                  Sweden

         Number of            7      Sole Voting Power
           Shares                          2,859,850
        Beneficially
          Owned By            8      Shared Voting Power
           Each                            0
         Reporting
          Person              9      Sole Dispositive Power
           With                            2,859,850

                              10     Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,859,850

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  11.11%

14       Type of Reporting Person (See Instructions)

                  OO

                                                              Page 4 of 14 Pages


                  This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $.001 per share (the "Shares"), of ISTA Pharmaceuticals, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated September 30, 2002, and Amendment No. 1 on
Schedule 13D, dated November 19, 2002 (together, the "Initial Statement"). This Amendment No. 2 is being filed by the Reporting Persons (as defined below) to report that the number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner has decreased by more than one percent of the amount of Shares outstanding. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This statement is being filed on behalf of each of the following persons (together, the "Reporting Persons"):

                  i) Investor Growth Capital Limited ("Investor Growth Capital"); and

                  ii)      Investor AB ("Investor AB").

                  This Statement relates to securities held by each of Investor Growth Capital and a limited partnership of which Investor AB serves as the ultimate general partner (the "Fund").

                  Investor Growth Capital is a Guernsey company, with its principal place of business at National Westminster House, Le Truchot, St. Peter Port, Guernsey, Channel Islands GYI, 4PW. Investor Growth Capital is a wholly owned subsidiary of a Dutch company, which is a wholly owned subsidiary of a Swedish company, which is a wholly owned subsidiary of Investor AB. The principal business of Investor Growth Capital is investments in securities. Updated information concerning the identity and background of the directors and officers of Investor Growth Capital is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  Investor AB, is a publicly held Swedish company, with its principal place of business at Arsenalsgatan 8c, S-103 32 Stockholm, Sweden. Its principal business is as a diversified industrial holdings company. Updated information concerning the identity and background of the directors and officers of Investor AB is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.           Interest in Securities of the Issuer.

                  The percentages set forth below are calculated on the basis of the Issuer having 25,747,492 Shares outstanding as of March 8, 2005, as stated in the Issuer's most recent annual report on Form 10-K.

                                                              Page 5 of 14 Pages


                  (a) (i) Investor Growth Capital may be deemed the beneficial owner of 2,001,896 Shares held for its account (approximately 7.78% of the total number of Shares outstanding).

                      (ii) Investor AB may be deemed the beneficial owner of 2,859,850 Shares (approximately 11.11% of the total number of Shares outstanding). This number consists of A) 2,001,896 Shares held for the account of Investor Growth Capital and B) 857,954 Shares held for the account of the Fund.

                  (b) (i) Investor Growth Capital may be deemed to have sole power to direct the voting and disposition of the 2,001,896 Shares held for its account.

                      (ii) Investor AB may be deemed to have sole power to direct the voting and disposition of 2,859,850 Shares held for the accounts of Investor Growth Capital and the Fund. This number consists of A) 2,001,896 Shares held for the account of Investor Growth Capital and B) 857,954 Shares held for the account of the Fund.

                  (c) Except for the transactions listed on Annex B hereto, there have been no transactions effected with respect to the Shares since February 7, 2005 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders of Investor Growth Capital, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of Investor Growth Capital in accordance with their ownership interests in Investor Growth Capital.

                      (ii) The partners of the Fund, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of the Fund in accordance with their ownership interests in the Fund.

                  (e) Not applicable.

                                                              Page 6 of 14 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     April 8, 2005               INVESTOR GROWTH CAPITAL LIMITED


                                      By:   /s/ Michael Oporto
                                            ------------------------------------
                                            Michael Oporto
                                            Attorney-in-Fact


                                      By:   /s/ Henry Gooss
                                            ------------------------------------
                                            Henry Gooss
                                            Attorney-in-Fact



Date:     April 8, 2005               INVESTOR AB


                                      By:   /s/ Michael Oporto
                                            ------------------------------------
                                            Michael Oporto
                                            Attorney-in-Fact


                                      By:   /s/ Henry Gooss
                                            ------------------------------------
                                            Henry Gooss
                                            Attorney-in-Fact

                                                              Page 7 of 14 Pages


                                     ANNEX A

            Directors and Officers of Investor Growth Capital Limited


Name/Title/Citizenship               Principal Occupation                     Business Address
----------------------               --------------------                     -----------------

    Lisa Crawford                    Managing Director of                     National Westminster House
    A-Director                       Abacus Financial Services                Le Truchot, St. Peter Port
    (British)                        (Guernsey) Limited                       Guernsey, GY1 4 PW

    Mary Lacey                       Managing Director of                     National Westminster House
    A-Director                       Abacus Financial Services                Le Truchot, St. Peter Port
    (British)                        (Guernsey) Limited                       Guernsey, GY1 4 PW

    Neil J. Crocker                  Managing Director of                     National Westminster House
    A-Director                       Abacus Financial Services                Le Truchot, St. Peter Port
    (British)                        (Guernsey) Limited                       Guernsey, GY1 4 PW

    Wayne Tallowin                   Managing Director of                     National Westminster House
    A-Director                       Abacus Financial Services                Le Truchot, St. Peter Port
    (British)                        (Guernsey) Limited                       Guernsey, GY1 4 PW

    Marc Hollander                   Managing Director of                     World Trade Center
    B-Director                       Investor Growth Capital                  Tower D, 11th Floor
    (Dutch)                          Holding B.V.                             Strawinskylaan 1159
                                                                              107XX Amsterdam
                                                                              The Netherlands

    Robert de Heus                   Investment Controller of                 World Trade Center
    B-Director                       Investor Growth Capital                  Tower D, 11th Floor
    (Dutch)                          Holding B.V.                             Strawinskylaan 1159
                                                                              107XX Amsterdam
                                                                              The Netherlands

    Anders Berg                      Vice President of                        Arsenalsgatan 8c
    B-Director                       Investor AB                              S-103 32 Stockholm
    (Swedish)                                                                 Sweden


         To the best of the Reporting Persons' knowledge:

                  (a)      None of the above persons hold any Shares.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                              Page 8 of 14 Pages


                 Directors and Executive Officers of Investor AB

     The  name,  business  address,   title,  present  principal  occupation  or
employment of each of the directors and executive officers of Investor AB are set forth below. If no business address is given, the director's or officer's business address is Arsenalsgatan 8C, S-103 32 Stockholm, Sweden. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Investor AB. Unless otherwise indicated below, all of the persons listed below are citizens of Sweden.

                                         Present Principal Occupation Including
Name and Business Address                      Name and Address of Employer
-------------------------                --------------------------------------

Directors
Claes Dahlback                           Chairman.
                                         Chairman of EQT, Gambro AB, Stora Enso Oyj and V & S Group
                                         AB, Investor Capital Partners. Vice Chairman of W Capital
                                         Management AB, Director of Goldman Sachs & Co.

Anders Scharp                            Member of the board.
                                         Chairman of  Saab AB, AB SKF and AB Ph. Nederman & Co.

Hakan Mogren                             Member of the board.
                                         Chairman of Affibody AB.
                                         Vice Chairman of Gambro AB, Deputy Chairman of AstraZeneca
                                         PLC. Director of  Group Danone, Norsk Hydro ASA, Remy
                                         Cointreau SA, The Marianne and Marcus Wallenberg
                                         Foundation. Chairman of the Swedish-American Foundation.
                                         Member of the Royal Swedish Academy of Engineering Sciences
                                         (IVA) and the Swedish Gastronomic Acadamy.

Sune Carlsson                            Member of the board.
                                         Chairman of Atlas Copco AB. Director of Autoliv Inc.,
                                         Picanol NV and Scania AB.

Peter D. Sutherland                      Member of the board.
(Citizen of Ireland)                     Chairman of BP plc and Goldman Sachs International.
                                         Director of the Royal Bank of  Scotland Group Plc., The
                                         Royal Bank of Scotland plc, and the National Westminster
                                         Bank Plc.

Bjorn Svedberg                           Member of the board.
                                         Chairman of Hi3G Access AB and Nefab AB. Director of Saab
                                         AB and the Knut and Alice Wallenberg Foundation.
                                         Member of the Royal Swedish Academy of Engineering Sciences
                                         (IVA) and the Morgan Stanley European Advisory Board.

                                                              Page 9 of 14 Pages

                                         Present Principal Occupation Including
Name and Business Address                      Name and Address of Employer
-------------------------                --------------------------------------

Marcus Wallenberg                        President and Chief Executive Officer.
                                         Vice Chairman of Telefonaktiebolaget L M Ericsson, Saab AB
                                         and SEB Skandinaviska Banken AB. Director of Astra Zeneca
                                         AB, Hi3G Access AB, Scania AB, Stora Enso Oyj, EQT Partners
                                         and the Knut and Alice Wallenberg Foundation.

Jacob Wallenberg                         Vice Chairman.
                                         Chairman of SEB Skandinaviska Enskilda Banken and W Capital
                                         Management AB. Vice Chairman of Atlas Copco AB,  the Knut
                                         and Alice Wallenberg Foundation and SAS AB. Director of ABB
                                         Ltd., the Confederation of Swedish Enterprise and the Nobel
                                         Foundation.

Sirkka Hamalainen                        Member of the Board.
(Citizen of Finland)                     Director of Kone Corporation, Helsinki School of Economics
                                         Holding Oy and SanomaWSOY.

Ulla Litzen                              Member of the Board.
                                         President of W Capital Management AB, Director of AB Svensk
                                         Stiftelseforvaltning, Atlas Copco AB, Karo Bio AB, AB SKF
                                         and Posten AB.

O. Griffith Sexton                       Member of the Board.
(Citizen of the                          Advisory Director at Morgan Stanley; Adjunct Professor at
United States)                           Columbia Business School and visiting lecturer at Princeton
                                         University's Bendheim Center for Finance.

Peter Wallenberg                         Honorary Chairman.
                                         Chairman of the Knut and Alice Wallenberg Foundation and
                                         Honorary Chairman of Atlas Copco AB.


                                          Present Principal Occupation Including
   Name and Business Address                   Name and Address of Employer
----------------------------------------- --------------------------------------

Executive Officers(Who Are Not Directors)
Borje Ekholm                                      Executive Vice President
Lars Wedenborn                                    Executive Vice President
Henry E. Gooss                                    Managing Director
Adine Grate Axen                                  Managing Director
Fredrik Hillelson                                 Managing Director


     To the best of the Reporting Persons' knowledge:

          (a) None of the above persons hold any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 10 of 14 Pages


                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                           ISTA PHARMACEUTICALS, INC.

                                                                                                     Approximate
                                                Date of              Nature of           Number of    Price per
For the Account of                            Transaction           Transaction           Shares        Share
------------------                            -----------           -----------          ---------   ----------

Investor Growth Capital Ltd.                   2/17/2005            Open Market            3,500      $10.50
                                                                        Sale

Investor Growth Capital Ltd.                   2/17/2005            Open Market               70      $10.56
                                                                        Sale

Investor Growth Capital Ltd.                   2/17/2005            Open Market               70      $10.57
                                                                        Sale

Investor Growth Capital Ltd.                   2/17/2005            Open Market              452      $10.60
                                                                        Sale

Investor Growth Capital Ltd.                   2/17/2005            Open Market               70      $10.63
                                                                        Sale

Investor Group LP                              2/17/2005            Open Market            1,500      $10.50
                                                                        Sale

Investor Group LP                              2/17/2005            Open Market               30      $10.56
                                                                        Sale

Investor Group LP                              2/17/2005            Open Market               30      $10.57
                                                                        Sale

Investor Group LP                              2/17/2005            Open Market              193      $10.60
                                                                        Sale

Investor Group LP                              2/17/2005            Open Market               30      $10.63
                                                                        Sale

Investor Growth Capital Ltd.                   2/23/2005            Open Market            6,090      $10.00
                                                                        Sale

Investor Growth Capital Ltd.                   2/23/2005            Open Market              210      $10.02
                                                                        Sale

Investor Growth Capital Ltd.                   2/23/2005            Open Market               70      $10.01
                                                                        Sale

Investor Growth Capital Ltd.                   2/23/2005            Open Market              280      $10.03
                                                                        Sale

Investor Growth Capital Ltd.                   2/23/2005            Open Market            4,240      $10.05
                                                                        Sale

Investor Growth Capital Ltd.                   2/23/2005            Open Market              769      $10.06
                                                                        Sale

Investor Growth Capital Ltd.                   2/23/2005            Open Market               70      $10.07
                                                                        Sale

Investor Growth Capital Ltd.                   2/23/2005            Open Market            1,400      $10.10
                                                                        Sale

Investor Growth Capital Ltd.                   2/23/2005            Open Market              210      $10.15
                                                                        Sale

Investor Group LP                              2/23/2005            Open Market            2,610      $10.00
                                                                        Sale

                                                             Page 11 of 14 Pages

                                                                                                     Approximate
                                                Date of              Nature of           Number of    Price per
For the Account of                            Transaction           Transaction           Shares        Share
------------------                            -----------           -----------          ---------   ----------

Investor Group LP                              2/23/2005            Open Market               90      $10.02
                                                                        Sale

Investor Group LP                              2/23/2005            Open Market               30      $10.01
                                                                        Sale

Investor Group LP                              2/23/2005            Open Market              120      $10.03
                                                                        Sale

Investor Group LP                              2/23/2005            Open Market            1,816      $10.05
                                                                        Sale

Investor Group LP                              2/23/2005            Open Market              330      $10.06
                                                                        Sale

Investor Group LP                              2/23/2005            Open Market               30      $10.07
                                                                        Sale

Investor Group LP                              2/23/2005            Open Market              600      $10.10
                                                                        Sale

Investor Group LP                              2/23/2005            Open Market               90      $10.15
                                                                        Sale

Investor Growth Capital Ltd.                   2/24/2005            Open Market           10,780       $9.95
                                                                        Sale

Investor Growth Capital Ltd.                   2/24/2005            Open Market              140       $9.93
                                                                        Sale

Investor Growth Capital Ltd.                   2/24/2005            Open Market               70       $9.94
                                                                        Sale

Investor Growth Capital Ltd.                   2/24/2005            Open Market            3,010       $9.90
                                                                        Sale

Investor Group LP                              2/24/2005            Open Market            4,620       $9.95
                                                                        Sale

Investor Group LP                              2/24/2005            Open Market               60       $9.93
                                                                        Sale

Investor Group LP                              2/24/2005            Open Market               30       $9.94
                                                                        Sale

Investor Group LP                              2/24/2005            Open Market            1,290       $9.90
                                                                        Sale

Investor Growth Capital Ltd.                   2/25/2005            Open Market              420      $10.34
                                                                        Sale

Investor Growth Capital Ltd.                   2/25/2005            Open Market            2,660      $10.40
                                                                        Sale

Investor Growth Capital Ltd.                   2/25/2005            Open Market               70      $10.41
                                                                        Sale

Investor Growth Capital Ltd.                   2/25/2005            Open Market              350      $10.44
                                                                        Sale

Investor Group LP                              2/25/2005            Open Market              180      $10.34
                                                                        Sale

Investor Group LP                              2/25/2005            Open Market            1,140      $10.40
                                                                        Sale


                                                             Page 12 of 14 Pages

                                                                                                     Approximate
                                                Date of              Nature of           Number of    Price per
For the Account of                            Transaction           Transaction           Shares        Share
------------------                            -----------           -----------          ---------   ----------
Investor Group LP                              2/25/2005            Open Market               30      $10.41
                                                                        Sale

Investor Group LP                              2/25/2005            Open Market              150      $10.44
                                                                        Sale

Investor Growth Capital Ltd.                   3/16/2005            Open Market            3,500       $9.04
                                                                        Sale

Investor Growth Capital Ltd.                   3/16/2005            Open Market            3,500       $9.06
                                                                        Sale

Investor Growth Capital Ltd.                   3/16/2005            Open Market              280       $9.07
                                                                        Sale

Investor Growth Capital Ltd.                   3/16/2005            Open Market               70       $9.08
                                                                        Sale

Investor Growth Capital Ltd.                   3/16/2005            Open Market            2,940       $9.10
                                                                        Sale

Investor Growth Capital Ltd.                   3/16/2005            Open Market              210       $9.14
                                                                        Sale

Investor Group LP                              3/16/2005            Open Market            1,500       $9.04
                                                                        Sale

Investor Group LP                              3/16/2005            Open Market            1,500       $9.06
                                                                        Sale

Investor Group LP                              3/16/2005          Open Market Sale           120       $9.07

Investor Group LP                              3/16/2005            Open Market               30       $9.08
                                                                        Sale

Investor Group LP                              3/16/2005            Open Market            1,260       $9.10
                                                                        Sale

Investor Group LP                              3/16/2005            Open Market               90       $9.14
                                                                        Sale

Investor Growth Capital Ltd.                   3/17/2005            Open Market            2,555       $8.90
                                                                        Sale

Investor Growth Capital Ltd.                   3/17/2005            Open Market            1,435       $8.91
                                                                        Sale

Investor Growth Capital Ltd.                   3/17/2005            Open Market            1,540       $8.92
                                                                        Sale

Investor Growth Capital Ltd.                   3/17/2005            Open Market            1,470       $8.93
                                                                        Sale

Investor Group LP                              3/17/2005            Open Market            1,095       $8.90
                                                                        Sale

Investor Group LP                              3/17/2005            Open Market              615       $8.91
                                                                        Sale

Investor Group LP                              3/17/2005            Open Market              660       $8.92
                                                                        Sale

Investor Group LP                              3/17/2005            Open Market              630       $8.93
                                                                        Sale


                                                             Page 13 of 14 Pages

                                                                                                     Approximate
                                                Date of              Nature of           Number of    Price per
For the Account of                            Transaction           Transaction           Shares        Share
------------------                            -----------           -----------          ---------   ----------

Investor Growth Capital Ltd.                   3/21/2005            Open Market            1,470       $9.60
                                                                        Sale

Investor Growth Capital Ltd.                   3/21/2005            Open Market              770       $9.63
                                                                        Sale

Investor Growth Capital Ltd.                   3/21/2005            Open Market              280       $9.65
                                                                        Sale

Investor Growth Capital Ltd.                   3/21/2005            Open Market            1,470       $9.66
                                                                        Sale

Investor Growth Capital Ltd.                   3/21/2005            Open Market            1,050       $9.68
                                                                        Sale

Investor Growth Capital Ltd.                   3/21/2005            Open Market              630       $9.70
                                                                        Sale

Investor Growth Capital Ltd.                   3/21/2005            Open Market               70       $9.67
                                                                        Sale

Investor Growth Capital Ltd.                   3/21/2005            Open Market            2,940       $9.55
                                                                        Sale

Investor Growth Capital Ltd.                   3/21/2005            Open Market               70       $9.56
                                                                        Sale

Investor Growth Capital Ltd.                   3/21/2005            Open Market            1,750       $9.57
                                                                        Sale

Investor Group LP                              3/21/2005            Open Market              630       $9.60
                                                                        Sale

Investor Group LP                              3/21/2005            Open Market              330       $9.63
                                                                        Sale

Investor Group LP                              3/21/2005            Open Market              120       $9.65
                                                                        Sale

Investor Group LP                              3/21/2005            Open Market              630       $9.66
                                                                        Sale

Investor Group LP                              3/21/2005            Open Market              450       $9.68
                                                                        Sale

Investor Group LP                              3/21/2005            Open Market              270       $9.70
                                                                        Sale

Investor Group LP                              3/21/2005            Open Market               30       $9.67
                                                                        Sale

Investor Group LP                              3/21/2005            Open Market            1,260       $9.55
                                                                        Sale

Investor Group LP                              3/21/2005            Open Market               30       $9.56
                                                                        Sale

Investor Group LP                              3/21/2005            Open Market              750       $9.57
                                                                        Sale

Investor Growth Capital Ltd.                   3/23/2005            Open Market               70       $9.85
                                                                        Sale

Investor Growth Capital Ltd.                   3/23/2005            Open Market              140       $9.83
                                                                        Sale


                                                             Page 14 of 14 Pages

                                                                                                     Approximate
                                                Date of              Nature of           Number of    Price per
For the Account of                            Transaction           Transaction           Shares        Share
------------------                            -----------           -----------          ---------   ----------

Investor Growth Capital Ltd.                   3/23/2005            Open Market            4,200       $9.80
                                                                        Sale

Investor Group LP                              3/23/2005            Open Market               30       $9.85
                                                                        Sale

Investor Group LP                              3/23/2005            Open Market               60       $9.83
                                                                        Sale

Investor Group LP                              3/23/2005            Open Market            1,800       $9.80
                                                                        Sale

Investor Growth Capital Ltd.                   3/28/2005            Open Market            6,090      $10.25
                                                                        Sale

Investor Growth Capital Ltd.                   3/28/2005            Open Market            7,000      $10.50
                                                                        Sale

Investor Group LP                              3/28/2005            Open Market            2,610      $10.25
                                                                        Sale

Investor Group LP                              3/28/2005            Open Market            3,000      $10.50
                                                                        Sale